Exhibit 1

RECENT DEVELOPMENTS

The information contained in this section supplements the information about Uruguay corresponding to the headings below that are contained in this Exhibit 99.D to Uruguay’s annual report on Form 18-K for the fiscal year ended December 31, 2019.

Overview

Uruguay’s response to the COVID-19 pandemic in 2020, which avoided a mandatory lockdown, mitigated the deterioration of Uruguay’s macroeconomic condition compared to other countries in the region. In 2021, however, the spread of COVID-19 in Uruguay accelerated, and the government has responded with a comprehensive vaccination campaign. See “—República Oriental del Uruguay—COVID-19 Pandemic.” The first quarter of 2021 was marked by the continued adverse impact of the COVID-19 pandemic on important sectors of the economy such as tourism, transportation, entertainment and restaurants and hotels, partially mitigated by the favorable impact of improving commodity prices and growing demand for Uruguay’s export products, and continued foreign direct investment primarily related to the construction of a new paper pulp mill by UPM. Gradually, the labor market has stabilized, although the demand for unemployment insurance has not abated significantly. In 2021, the government continued implementing targeted measures to mitigate the effects of the COVID-19 pandemic and promote growth, while continuing to restrain discretionary spending unrelated to the COVID-19 pandemic. See “—República Oriental del Uruguay—COVID-19 Pandemic.”

In 2020, the government met its fiscal targets notwithstanding the extraordinary expenditures incurred to combat the COVID-19 pandemic. For information on the government’s fiscal policy, see “The Economy—The Economic Policies of the Lacalle Pou Administration” in the Annual Report. In addition, the Central Bank is implementing monetary policies focused on bringing down inflation and anchoring inflation expectations within the announced target, expanding money supply when needed to respond to the recessionary impact of the COVID-19 pandemic, and has intervened at times on both sides of the foreign exchange market to smooth out volatility, in an otherwise floating exchange rate regime. See “—Monetary Policy and Inflation.” In spite of the COVID-19 pandemic, the Uruguayan banking system remains profitable, liquid and well capitalized, with little exposure to the region. See “—The Banking Sector.”

Further, the government has deployed proactive sovereign debt management strategies, developing local currency market while maintaining liquidity buffers and precautionary credit lines to provide financial backstops. See “—Public Sector Debt.”

REPÚBLICA ORIENTAL DEL URUGUAY

COVID-19 Pandemic

Between March and October 2020, the daily average of new positive cases of COVID-19 were 13, with a maximum of 65 cases in one day. Starting November 2020, the daily average number of new positive cases began to increase at a faster pace, reaching 91 in November 2020, 428 in December 2020, 730 in January 2021, 581 in February 2021, 1,534 in March 2021 and 3,096 in April 2021. The number of deaths also increased, from 58 deaths between March and October 2020, to 2,558 deaths between November 2020 and April 2021, of which 1,642 were in April 2021. The acceleration in the spread of the virus, particularly during March and April 2021, has led the government to implement new measures to contain the spread of the virus and help the ability of Uruguay’s health care system to remain responsive.

As of April 30, 2021, and since the health emergency of COVID-19 was declared, 1,802,140 tests have been processed, with 198,428 positive cases. In addition, as of April 30, 2021, there were 27,989 active cases, with 548 patients in intensive care units. As of April 30, 2021, the cumulative confirmed COVID-19 cases per million people reached 57,123, while the number of cumulative COVID-19-related fatalities was 753.1 per million people. Under Uruguay’s immunization plan (described below), as of April 30, 2021, around 1.2 million people had been vaccinated with the first dose, which represents 41.1% of the population older than 18, and around 0.7 million people had been vaccinated with both doses, which represents 23.6% of the population older than 18.

The government has deployed various initiatives in response to the COVID-19 pandemic. See “Recent Developments—República Oriental del Uruguay” in the Annual Report and “Recent Developments—República Oriental del Uruguay” in amendment No. 1 to the Annual Report. Between June 22, 2020 and the date of this amendment No. 3 to the Annual Report, the government adopted the following additional measures:

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Protecting household purchasing power: On November 4, 2020, the government announced a new increase in monetary transfers to families in a vulnerable socioeconomic position under the Tarjeta Uruguay Social (Uruguay Social Card) and the Plan de Equidad (Fairness Plan), as well further extensions of food basket transfers. On March 2, 2021, the government announced a new increase in the monetary transfers between March and April 2021 under the Plan de Equidad, to increase the amount currently provided under the Plan de Equidad, constituting the sixth time that such amounts available are doubled in a bi-monthly period since the program was launched. In addition, the government announced its intention to increase the amount granted as food basket transfers under the Plan de Equidad by 60% starting on April 2021. On April 20, 2021, the government announced that monetary transfers to vulnerable families will be doubled between April and June 2021, and that the amount granted as food basket transfers will also be doubled between May and June 2021.

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School classes: On March 23, 2021, the government announced the suspension of face-to-face classes for all educational levels, public and private, which had been made compulsory again in October 2020, following their suspension in March 2020. The government expects a gradual return to face-to-face classes starting with certain rural schools on May 3, 2021, and children age 3 and 4 on May 10, 2021 and May 18, 2021, respectively.

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Control of Borders: On December 20, 2020, the government announced the closure of national borders between December 21, 2020 and January 10, 2021. On January 6, 2021, this measure was extended for another 20 days. On January 27, 2021, the government announced the reopening of national borders for Uruguayan citizens and resident foreigners starting on February 1, 2021.

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Reactivation of Commerce and Tourism: On June 26, 2020, the government approved a national protocol for the reactivation of the tourism, restaurants and hotel sectors. On December 16, 2020, the government announced that restaurants, bars and related businesses would be required to close by midnight. On January 6, 2021, the government authorized each departmental committee to extend such restriction to 2:00 a.m.

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Extended fiscal relief: On July 1, 2020, the government announced various tax and tariff relief exemption measures. In particular, the government exempted specific sectors, including education, culture, sports and real estate from the payment of fixed and variable fees associated with electricity consumption, as well as fixed fees associated with water consumption, in each case, from April to September 2020. The exemptions were also extended until November 2020 for travel agencies. In addition, from April to November 2020, hotels, restaurants and social event halls were exempted from the payment of the fixed fees associated with electricity consumption. These measures were subsequently extended through March 31, 2021. Moreover, the government introduced changes to the General Investment Promotion Regime (COMAP) providing additional tax incentives to encourage employment creation (including housing, offices and urbanization construction) and the use of clean technologies. Tax breaks for big-ticket construction projects and social housing were also promoted. On October 29, 2020, the government announced that between December 1, 2020 and April 4, 2021, the VAT rate applicable to hotel services was reduced to 0% from 10%, and the VAT rate applicable to gastronomic activities and car rentals was reduced by 9%, from 22% to 13%. On March 9, 2021, the government submitted a bill to Congress seeking further tax and tariff exemptions, including a partial exemption to mandatory retirement contributions for micro and small companies, the suspension of the minimum income tax on economic activities, an increase in the amount subject to deduction under the net worth tax applicable to certain companies, and a payment facility plan for taxes and social security contributions. On April 20, 2021, the government announced (i) new tariff relief exemption measures, including exemption to specific sectors from the payment of fixed and variable fees associated with electricity consumption, as well as fixed fees associated with water and telecommunications services consumption, from May to June 2021, (ii)

tax relief measures such as the exemption from the capital tax advance to sectors most affected by the pandemic for the first six months of 2021, and (iii) a 100% exemption in the payment of social security contributions collected by Banco de Previsión Social (“BPS”) for the first half of 2021.

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Credit preservation, liquidity injection and loan guarantees for enterprises: On November 13, 2020, the government announced amendments to the Sistema Nacional de Garantías (National System of Guarantees, or SIGA), creating specific credit lines for the tourism sector and for medium and large companies. On November 23, 2020, the government launched the SIGA Tourism program, guaranteeing credit lines for working capital and refinancing for up to a maximum amount of UI 1.8 million (equivalent to US$200,000) granted to those sectors directly affected by the closed borders policy. The SIGA and SIGA Tourism programs have been extended until September 30, 2021. On November 30, 2020, the government launched the SIGA Plus program, guaranteeing credit lines for working capital and investment for up to a maximum amount of UI 1.8 million (equivalent to US$200,000) granted to medium and large companies. As of March 31, 2021, companies had drawn down approximately US$784 million in bank loans under the three SIGA programs launched during the pandemic, representing approximately US$543 million in guarantees from the government. On April 20, 2021, the government announced that it will award zero rate soft-credits for up to Ps.25,000 to up to 7,000 micro- and small-companies affected by the pandemic. In addition, new loans at subsidized rates for up to Ps.100,000 were made available to approximately 5,000 companies.

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Mobility Restrictions: On December 1, 2020, public offices began operating remotely, to the extent that the quality of the applicable public service was not compromised. On January 6, 2021, the government decided to extend this measure until further notice. In addition, the government encouraged private companies to implement a remote working system.

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Unemployment and health insurance: On June 26, 2020, the government granted a subsidy of Ps. 6,800 to workers in the arts and entertainment sector that were not entitled to receive unemployment insurance. On July 1, 2020, the government extended the measure that allowed elderly workers (over 65 years of age) to remain home with full wage compensation in the form of sick leave until July 31, 2020. On December 21, 2020, the government decided to reinstate this measure until February 28, 2021. Further, the partial unemployment insurance plan, which allows companies to place employees on part-time schedules and use the unemployment insurance fund to ensure that employees receive wages as close as possible to their regular wages was further extended through March 31, 2021. In addition, each employer was awarded Ps. 5,000 per month in the form of lower contributions (for up to three months) for each employee who leaves the partial unemployment insurance plan and resumes work. Additionally, the government granted a subsidy of Ps. 8,000 per month, applicable from December 1, 2020 to March 31, 2021, to employers in the tourism sector that reincorporate employees that relied on the unemployment insurance plan and to those employers that hire new workers. On March 2, 2021, the government announced the further extension of the partial unemployment insurance plan through June 30, 2021. On April 20, 2021, the government announced a monthly subsidy of Ps. 7,305 for three-months to approximately 18,000 self-employed workers affected by the pandemic.

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Extension of the National Health Insurance Coverage: On January 8, 2021, the government announced the extension of the National Health Insurance until December 31, 2021, to dependent and non-dependent employees registered in a health plan as of February 28, 2020 and who lost coverage due to the termination of employment during the national health emergency.

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Vaccination Plan: In October 2020, President Luis Lacalle Pou decided, in consultation with the Ministry of Public Health and the Uruguayan Scientific Advisory Committee (Grupo Asesor Científico Honorario), to subscribe Uruguay to the COVAX mechanism of the World Health Organization and the Pan American Health Organization and join the pool of countries to purchase approved vaccines. The estimated investment of US$14.7 million dollars is expected to give Uruguay access to 1.4 million doses that would permit the immunization of approximately 750,000 people. On January 5, 2021, the government submitted to Congress an update of the intended vaccination plan and different associated scenarios.

On January 23, 2021, the government announced that documentation had been executed to permit the purchase of 3.75 million doses against COVID-19, of which 2 million doses (sufficient to inoculate 1 million people) will be purchased from Pfizer-BioNTech and 1.75 million doses will be purchased from Sinovac, with the aim of inoculating 1.875 million people.

On February 28, 2021, the government launched the national vaccination plan aimed at immunizing Uruguay’s population older than 18 (approximately 2,836,000 people), commencing with health care personnel, teachers, police officers, firefighters, military personnel and caregivers. The vaccination plan targets vaccinating up to 600,000 people per month, but inoculation is not mandatory. No assurance can be given that the suppliers will meet the target delivery dates. As of April 30, 2021, 1,165,669 people had received the first dose (41.1% of the target population), and 668,468 people had received both doses (23.6% of the target population). In addition, as of the date of this amendment to the Annual Report, the Republic continues negotiations with other vaccine suppliers with a view to accelerating the pace of the vaccination plan.

The Coronavirus Fund, which was created in April 2020 to allocate resources and budgetary expenditures to address the national sanitary emergency, assigned US$711 million during 2020, of which US$144 million were monetary transfers to families in a vulnerable socioeconomic position under several plans implemented, such as Tarjeta Uruguay Social (Uruguay Social Card) and the Plan de Equidad (Fairness Plan), among others. The vaccine purchases announced on January 23, 2021, which are expected to represent an investment of approximately US$120 million, will be financed with resources from this fund. On April 20, 2021, in light of the additional measures introduced to address the COVID-19 outbreak, the government announced that it had increased from US$540 million to US$900 million the total amount of resources it expects to earmark to mitigate the effects of the pandemic.

To partially fund this increase, the government reinstated a monthly tax (Impuesto Emergencia Sanitaria 2 COVID-19) based on a progressive scale that will be applicable to salaries and nominal benefits above Ps. 120,000 earned by public employees of the central government, departmental governments, autonomous entities and decentralized services, non-state public law persons and state-owned entities and retirees (healthcare employees who are directly or indirectly exposed to COVID-19 as a result of their employment will be exempt).

See “Recent Developments—República Oriental del Uruguay” in the Annual Report.

Foreign Policy and Membership in International and Regional Organizations

On November 20, 2020, Uruguay and Mexico signed the Third Additional Protocol to the Uruguay-Mexico Free Trade Agreement, concluding the negotiation of reservations and exceptions to the chapters on cross-border trade in services and investments, which had been pending since the entry into force of such agreement in 2006.

On December 18, 2020, Congress approved a tax agreement between Japan and Uruguay for the Elimination of Double Taxation with respect to Taxes on Income and the Prevention of Tax Evasion and Avoidance, which had been signed on September 13, 2019.

On March 1, 2021, the Secretariat of the OECD Investment Committee (the “Investment Committee”) informed its members that, after completing all the necessary formalities, Uruguay became the 50th Adherent to the Declaration on Investments, thus completing a process that began in March 2018. Uruguay will be an associate member in the meetings of the Investment Committee expanded sessions for work related to the Declaration on International Investments and Multinational Companies and related legal instruments, and the Working Group on Responsible Business Conduct. In turn, Uruguay will participate, also as an associate member, in the Round Table on Investment Freedom. Uruguay’s participation in Investment Committee is aimed at gaining access to best practices in economic and development policies.

THE ECONOMY

The Economic Policies of the Lacalle Pou Administration

On August, 31, 2020, the government submitted the five-year budget bill for the 2020-2024 period to Congress, which approved it on December 10, 2020. The budget was based on certain assumptions and policy objectives related to the sustainability of public finances, macroeconomic stability, economic growth and social achievements. On December 18, 2020, President Lacalle Pou signed the new five-year budget into law. The budget lays the foundations for changes in fiscal policy decision-making and execution, in order to stabilize the ratio of debt to GDP and foster sustainable finances over the medium term. Commitment to meeting fiscal targets is anchored on a new fiscal framework and a five-year budget that seeks to contain public sector expenditure. The budget establishes a fiscal rule based on structural balance targets, to account for business cycle fluctuations and one-off/temporary spending and revenue items, together with a cap on real growth in primary expenditures in line with potential real economic growth. Additionally, a Fiscal Advisory Council and a Committee of Experts will provide the projected GDP numbers and other macroeconomic assumptions underlying the calculation of the structural fiscal result and assess the overall implementation of the fiscal rule. The budget also establishes a limit to the central government net indebtedness incurrence for the 2020 and 2021 fiscal years (defined as gross debt issuance of bonds and disbursed loans, net of amortizations and adjusting for the variation in the central government’s financial assets).

The following table shows the government’s main macroeconomic assumptions and policy targets for 2021 set forth in the budget law approved by Congress on December 10, 2020.

Main Macroeconomic Assumptions and Targets for 2021 included in the Budget(2)

Real GDP Growth	4.3%
Annual Average Domestic Inflation (CPI)	7.7%
Public Sector Primary Balance	(0.2)% of GDP
Public Sector Overall Balance(1)	(4.1)% of GDP
Central Government-Banco de Prevision Social (“BPS”) Overall Balance(1)	(3.8)% of GDP
Current Account Balance(3)	0.3% of GDP

(1)	Excludes transfers to the Social Security Trust Fund estimated at 0.3% of GDP, driven by the effects of the Cincuentones Law (as defined in the Annual Report).
(2)	These projections were made in August 2020, prior to the publication of GDP data based on 2016 prices by the Banco Central. See “Gross Domestic Product and Structure of the Economy.”
(3)	Corresponds to current account in the balance of payments.

Source: Ministry of Economy and Finance.

On February 8, 2021, in light of the additional measures introduced to address the COVID-19 pandemic, the Ministry of Economy and Finance updated certain macroeconomic assumptions for 2021. In particular, real GDP growth for 2021 was estimated at 3.5%, while the Central Government-BPS overall deficit was estimated at 4.1% of GDP excluding transfers to the Social Security Trust Fund driven by the effects of the Cincuentones Law. On March 2, 2021, the government announced that public investment in infrastructure through 2021 is expected to total US$1.2 billion.

As of the date of this amendment to the Annual Report, the government projects that the Central Government-BPS overall deficit will be 4.7% in 2021 of GDP, compared to the previous forecast of 4.1% of GDP back in February 2021 (in each case, excluding transfers to the Social Security Trust Fund driven by the effects of the Cincuentones Law). Total net indebtedness incurrence of the Central Government BPS for 2021 is projected at US$2,556 million (compared to US$2,245 million estimated in February 2021).

The 2020-2024 Budget Law introduced a new rule-based fiscal framework, which includes a cap to annual incurrence of net indebtedness. For 2021, the legal limit is set at US$ 2,300 million (significantly lower than the cap of US$ 3,500 million set for 2020). This borrowing framework also includes a safeguard clause, with a limited and clearly defined set of events that can trigger it (such as severe economic downturns substantial changes in relative prices, states of emergency or nationwide disasters). When invoked, the clause allows for up to an additional 30% increase of the baseline net indebtedness amount authorized (for 2021, the augmented limit is equivalent to US$ 2,990 million). Given the revised estimates, the government foresees the need to activate the safeguard clause at some point during 2021 to provide the additional budgetary resources required to address the economic and social impact of COVID-19.

While the government believes that its assumptions and targets for the Uruguayan economy are reasonable when formulated, actual outcomes, including as a result of the impact of COVID-19 pandemic, are beyond its control or significant influence, and will depend on future events. In addition, macroeconomic assumptions and targets for 2021 are currently under review following the further measures to address the COVID-19 outbreak announced by the government on April 20, 2021. Accordingly, no assurance can be given that economic results (including GDP and inflation) and the government’s performance in 2021 and thereafter, will not differ materially from the assumptions, targets and estimates set forth above. Furthermore, during the course of 2021, the government may further adjust the macroeconomic assumptions to reflect the continued adverse impact of the COVID-19 pandemic on Uruguay’s economy.

Social Security Reform

On November 5, 2020, the Committee of Experts on Social Security (“CESS”), which was created in July 2020 with the enactment of the Urgent Consideration Law (Law No. 19,889), began its analysis of the Uruguayan social security system to present recommendations for its reform to the government. The CESS is comprised of fifteen members appointed by the Executive Power. They have expertise in social security, demographic, economic and legal matters, among others. The composition of the CESS reflects the diversity of views regarding social security issues, both from social organizations and political parties.

Pursuant to the Urgent Consideration Law, the CESS was given 90 days from the date of its creation to prepare such analysis and an additional 90 days to present a set of reform proposals, for which it may establish an open dialogue process with civil society.

On January 29, 2021, the CESS unanimously agreed to approve the work plan submitted by its president and on March 24, 2021, the CESS in turn submitted a report to the Executive Power and Congress. As of the date of this amendment to the Annual Report, the CESS was working on a set of proposals for a comprehensive reform to the Uruguayan social security system.

Environment

The government is committed to integrating environmental and climate change mitigation and adaptation goals into its economic policy decisions, with the goal of making economic recovery consistent with a pathway towards low greenhouse gas emissions and a climate-resilient economy.

In July 2020, the government created the Ministry of Environment, tasked with formulating, executing, supervising and evaluating national plans for the protection of the environment. In addition. in October 2020, the Ministry of Economy and Finance joined the Coalition of Finance Ministers for Climate Action Ministerial Forum. Subsequently, the Helsinki Principles were explicitly incorporated in the 2020-2024 budget law.

In November 2020, the Central Bank joined the Network for Greening the Financial System (“NGFS”), which brings together around 40 central banks, supervisory agencies and international financial institutions. The main purpose of the NGFS is strengthening the global response required to meet the Paris Agreement’s objectives. It also seeks to enhance the role of the financial system to manage risks and mobilize capital for green and low-carbon investments to achieve environmentally-sustainable development.

Over the past decade, Uruguay has transformed its energy matrix by increasing and diversifying its renewable sources of energy generation. At present, Uruguay is one of the leading countries in the world in terms of wind energy production, and 94% of its electricity production is generated using renewables sources. Further, in April 2021, the Ministry of Industry and Energy together with the Ministry of Finance launched the national road-map for green hydrogen production to further increase the generation of renewable resources. The project garnered support from the United Nations Joint Fund for Sustainable Development Goals.

GROSS DOMESTIC PRODUCT AND STRUCTURE OF THE ECONOMY

On December 17, 2020, Banco Central conducted a periodic re-basing of its national account calculations (including GDP), updating the base year of such calculations from 2005 to 2016, which implied a GDP increase in nominal terms compared to prior measurements. This re-basing has resulted in increases of the GDP in nominal terms of 8.6% in 2016, 7.9% in 2017, 8.3% in 2018 and 9.7% in 2019, in each case, when compared to prior measurements. These differences are mainly related to the greater coverage in certain activities that incorporated new sources of information. As a result, the relative weight of the composition of GDP by sectors changed, with an increase in the weight of primary activities. In addition, the incorporation of new sources of information related to exports and imports of information services and other services resulted in these activities having higher relative weight. Regarding the composition of GDP by expenditure, the re-basing increased the weight of exports and imports of goods and services compared to final consumption spending, mainly due to the greater coverage in certain activities that incorporated new sources of information.

The information set forth in this section regarding GDP and expenditures is based on current (nominal) prices for each period indicated, except for the percentage figures included in the table entitled “Change in GDP by Expenditure”, which are based on 2016 prices.

Uruguay’s nominal GDP for 2020 totaled Ps.2,253 billion, (approximately US$53.6 billion), compared to a nominal GDP of Ps.2,159 billion (approximately US$61.2 billion) for 2019.

The following table sets forth information regarding GDP and expenditures in 2020, compared to 2019, using the re-based national accounts data.

Change in GDP by Expenditure

(volume variation from previous year)

2019/2020(1)
Government and NPISH consumption	(6.4)%
Private consumption	(6.2)%
Gross fixed investment	(0.5)%
Exports of goods and services	(16.2)%
Imports of goods and services	(10.8)%
Total GDP	(5.9)%

(1)	Preliminary data.

Source: Banco Central.

Principal Sectors of the Economy

The following table sets forth information regarding changes in GDP by sector in 2020, compared to 2019, using the re-based national accounts data.

Change in GDP by Sector

(volume variation from previous year)

2019/2020(1)
Primary activities(2)	(0.4)%
Manufacturing	(5.6)%
Electricity, gas and water	(12.5)%
Construction	1.8%
Commerce, restaurants and hotels	(9.1)%
Transportation, storage, information and communications	(6.5)%
Financial Services	(0.4)%
Professional activities and leasing	(10.6)%
Public administration activities	(0.5)%
Other services (3)	(7.0)%

Total GDP	(5.9)%

(1)	Preliminary data.
(2)	Data includes agriculture, livestock, fishing and mining.
(3)	Data includes health, education, real estate and other services.

Source: Banco Central.

Uruguay’s real GDP decreased 5.9% during 2020, compared to 2019. This decrease in real GDP was mainly driven by decreases in the electricity, gas and water, commerce, restaurants and hotels, professional activities and leasing and other services sectors as a consequence of the national sanitary emergency arising from the COVID-19 outbreak.

The electricity, gas and water sectors contracted by 12.5% in 2020 compared to 2019, mainly driven by a lower generation of hydro energy. In 2020, 41% of total energy generation derived from wind energy, 30% from hydroelectric energy, 20% from biomass waste, 6% from gas oil, fuel oil and natural gas, and 3% from solar energy.

The commerce, restaurants and hotel sectors contracted by 9.1% in 2020 compared to 2019, mainly driven a significant decrease in inbound tourism due to the closure of borders as a result of the COVID-19 outbreak.

The contraction of the transportation, storage, information and communications sector (6.5% in 2020 compared to 2019) was mainly driven by the decrease in passenger transport services due to mobility restrictions imposed by the government to address the COVID-19 outbreak. This decrease was partially offset by an increase in the use of data services.

The manufacturing sector contracted by 5.6% in 2020 compared to 2019, mainly due to a decline in oil-refining, meat-packing and textile activities, which was partially offset by an increase in the production of pulp-mills and the manufacture of cleaning and toilet products.

Primary activities contracted by 0.4% in 2020 compared to 2019, mainly driven by a decrease in soybean production, which was partially offset by a favorable performance of winter crops, greater demand for wood and the growth of milk collection, as well as an increase in milk powder prices from 3,215 US$/ton as of December 31, 2019, to 4,224 US$/ton as of March 31, 2021, which has increased activity in the sector.

The construction sector increased by 1.8% in 2020 compared to 2019, mainly due to work related to the construction of a new railway line connecting the center of the country with the port of Montevideo, and a new paper pulp mill by UPM, which was partially offset by a decrease in the construction of buildings and other public works. See “The Economy—Role of the State in the Economy—Large-scale Foreign Direct Investments and Public-Private Partnerships for Infrastructure Development” in the Annual Report.

Role of the State in the Economy

Minera Aratirí S.A. Arbitration

On August 6, 2020, the arbitral tribunal appointed to decide the Minera Aratirí S.A. arbitration case upheld Uruguay’s objection to jurisdiction, holding that the claimants were not owners of certain interests in the Aratirí Project and therefore lacked standing to make a claim in respect of an investment. In addition, the Arbitral Tribunal ordered the claimants to reimburse Uruguay US$4,097,149.25 in costs. Recently, the claimants initiated proceedings before the Paris Court of Appeals to obtain the annulment of the award.

Latin American Regional Aviation Holding S. de R.L. v. Oriental Republic of Uruguay

In September 2018, Latin American Regional Aviation Holdings S. de RL (LARAH), a Panamanian investment company that allegedly owned shares in Uruguay’s airline, Pluna, filed a claim before the arbitral tribunal appointed by the World Bank’s International Centre for Settlement of Investment Disputes (ICSID) arguing that the Republic was responsible for the alleged damages to LARAH arising from Pluna’s liquidation. Uruguay has not yet filed its reply.

Katoen Natie Investment

On March 2, 2021, the government and the Belgian company Katoen Natie announced an agreement to expand the specialized container terminal of the port of Montevideo in exchange for an investment by Katoen Natie; additionally, Katoen Natie agreed not to pursue the claims contained in the notice of dispute it had previously submitted before the Uruguayan government. According to Katoen Natie’s announcement, the investment will amount to US$455 million and entails expanding the concession area to its maximum, including the construction of a second container beach and a second dock of approximately 700 meters. The agreement includes an extension of the concession term for 50 years.

Employment, Labor and Wages

Employment

According to estimates by the National Statistics Institute, the employment rate stood at 54.9% in December 2020 compared to 57.7% in December 2019 and the unemployment rate stood at 10.5% in December 2020, compared to 8.5% in December 2019. In February 2021, the employment rate stood at 54.9% compared to 56.4% in February 2020, while the unemployment rate stood at 11.1% in February 2021, compared to 10.5% in February 2020.

In February 2021, the number of health insurance beneficiaries stood at 52,089, compared to 27,954 in February 2021. Between March and July 2020, the government allowed elderly workers (over 65 years of age) to remain at home with full wage compensation in the form of sick leave. On December 21, 2020, the government decided to reinstate this measure through February 28, 2021, which was later extended through May 30, 2021.

In February 2021, the number of unemployment beneficiaries were 73,870, including partial insurance, compared to 45,937 in February 2020.

In 2020, following the International Labor Organization’s (“ILO”) recommendations that the Republic revise its collective bargaining legislation, the Consejo Superior Tripartito, a labor relations governance body and the Ministerio de Trabajo y Seguridad Social (MTSS) proposed the formation of a new working group to address Uruguay’s commitments to ILO’s conventions and to draft a new bill addressing the legislation. The group is set to convene in 2021. See “The Economy—Employment, Labor and Wages—Employment” in the Annual Report.

Wages

For the 12-month period ended February 28, 2021, average real wages decreased by 2.7% compared to a 0.05% decrease for the 12-month period ended February 29 2020.

On June 18, 2020, the government introduced a set of wage-setting guidelines for the eighth private sector wage negotiation round, as the terms of the seventh round expired on June 30, 2020. On July 7, 2020, the government and unions reached an agreement pursuant to which (i) nominal wages were set to increase by 3% for the most affected sectors (i.e., those where the workforce fell by 10% from November 2019 to November 2020), (ii) a final corrective adjustment for inflation (discounted by Uruguay’s GDP decrease in 2020), and (iii) workers with nominal wages equal to or lower than Ps. 22,595 as of January 1, 2020 will receive an additional 1% increase in nominal wages, which will not be deducted from the final corrective adjustment. See “The Economy—Employment, Labor and Wages—Wages” in the Annual Report.

FOREIGN MERCHANDISE TRADE

Merchandise exports in 2020 totaled US$6.8 billion, compared to US$7.7 billion in 2019. Merchandise imports totaled US$7.1 billion in 2020, compared to US$7.7 billion in 2019.

The merchandise trade balance in 2020, recorded a deficit of US$234 million, compared to a deficit of US$57 million in 2019.

During the second half of 2020, prices of certain of Uruguay’s goods exports reflected an upward trend. In particular, the price of soybeans reached a six-year maximum (increasing from 346 US$/ton as of December 31, 2019 to 520 US$/ton as of March 31, 2021), supported by higher demand from China and adverse weather conditions in several large producing countries.

BALANCE OF PAYMENTS

Current Account

In 2020, Uruguay’s current account recorded a deficit of US$297 million, compared to a surplus of US$824 million in 2019. The decrease in the current account balance was attributable mainly to two opposing trends. On the one hand, primary income deficit decreased due to lower rents payable on profits earned by FDI companies in the country. On the other hand, the balance of goods and services decreased as a result of the COVID-19 pandemic, which affected exports to a greater extent than imports, which fell by 20.2% and 15.2%, respectively, when measured in U.S. dollars.

Financial Account

In 2020, Uruguay’s financial account recorded a net outflow of US$391 million, compared to a US$572 million net outflow in 2019. In 2020, FDI and other investments recorded net inflows of US$2,866 million, while portfolio and financial derivatives recorded net outflows of US$1,627 million. Central Bank reserve assets increased US$1.6 billion in 2020, compared to a US$1.1 billion decrease in 2019, mostly driven by net purchases of reserves.

International Reserves

As of April 30, 2021, Banco Central’s stock of international reserve assets totaled US$16.1 billion (of which gold represented US$6 million). This amount includes US$6.7 billion of reserves and voluntary deposits of the financial sector, including US$3.0 billion of public banks, with Banco Central.

MONETARY POLICY AND INFLATION

Monetary Policy

On August 6, 2020, Banco Central announced that it would revert to a short-term interest rate target as the monetary policy instrument under the inflation targeting regime, abandoning the use of the monetary base as its principal monetary policy tool. Initially, Banco Central launched a trial period for the operation of short-term instruments (fine-tuning instruments), and on August 17, 2020, it began to issue short-term instruments regularly. In addition, on August 27, 2020, the Macroeconomic Coordination Committee established an inflation target range between 3%-6% as of September 2022, reducing the ceiling and narrowing the range by one percentage point as a way of reinforcing the commitment to the disinflation strategy. Pursuant to information published by the Central Bank in March 2021 based on a survey of private sector estimates, annual inflation expectations stand at approximately 7.1% for the 12-months ended December 2021 and 6.8% for the 12-months ended December 2022. On September 3, 2020, in an extraordinary meeting of the Monetary Policy Committee (COPOM), Banco Central introduced a short-term interest rate target of 4.5%, seeking to provide greater transparency to market signals, while allowing for fine-tuning of monetary policy at higher frequency. On March 26, 2021, the Monetary Policy Committee (COPOM), decided to keep the monetary policy rate at 4.5%.

On December 23, 2020, Banco Central proposed a schedule for a gradual reduction in reserve requirements for deposits in local currency. Pursuant to such schedule, in 2021, reserve requirements for local currency deposits will be gradually reduced from 22% to 15% for local currency deposits with a term shorter than 30 days, from 11% to 3% for local currency deposits with a term between 30 to 90 days, from 7% to 2% for local currency deposits with a term between 180 to 365 days and from 5% to 1% for local currency deposits with a term longer than one year. This measure is expected to result in a total release of funds to the economy in an amount approximately equal to 1% of GDP as of December 31, 2021.

Inflation

The following table shows changes in consumer prices (CPI) and wholesale prices (WPI) for the period indicated.

Changes in CPI and WPI

(% change from previous year at period end)

CPI
For the twelve months ended April 30, 2021	6.8%

Source: National Institute of Statistics.

WPI
For the twelve months ended April 30, 2021	8.5%

Source: National Institute of Statistics.

For the 12-month period ending April 30, 2021, the inflation rate was 6.8%, with education, furniture and household items, alcoholic beverages and tobacco among the categories evidencing the highest price increases in the last twelve months.

The weighted average annual interest rate for 91 to 180-day term deposits in U.S. dollars in the banking system was 0.1% and 0.4% in February 2021 and February 2020, respectively. The weighted average annual interest rate for 91 to 180-day term deposits in pesos in the banking system was 4.8% and 5.4% in February 2021 and February 2020, respectively.

As of April 30, 2021, the value in pesos of the UI and UP was Ps. 4.9192 and Ps. 1.25101, respectively.

Foreign Exchange

The following table shows the high, low, average and period-end peso/U.S. dollar exchange rates for the period indicated.

Exchange Rates (1)

(pesos per US$)

	High	Low	Average	Period-End
For the 12 months ended December 31, 2020	45.942	37.194	42.057	42.340
January 2021	42.619	41.940	42.288	42.278
February 2021	43.157	42.270	42.730	43.145
March 2021	44.640	43.150	44.264	44.187
April 2021	44.281	43.802	44.090	43.802

(1)	Daily interbank end-of-day bid rates.

Source: Banco Central.

THE BANKING SECTOR

As of December 31, 2020, the equity adequacy and minimum regulatory capital (adjusted by risks) ratio stood at 1.98. During 2020, bank credit to the non-financial sector represented approximately 27.1% of Uruguay’s GDP.

PUBLIC SECTOR FINANCES

Based on 2016 prices, in 2020, Uruguay’s overall public sector deficit represented approximately 5.3% of GDP (based on preliminary data), compared to an overall public sector deficit of 3.2% of GDP in 2019. Excluding transfers to the public social security trust fund estimated at 0.7% of GDP (arising from changes to Uruguay’s social security system known as “Cincuentones Law”), Uruguay’s overall public sector deficit stood at 6.0% of GDP in 2020 (based on preliminary data), compared to 4.4% of GDP in 2019 (in each case, based on 2016 prices). See “Fiscal Policy—Social Security.”

Based on 2005 prices, excluding transfers to the public social security trust fund, Uruguay’s overall public sector deficit would have represented 6.4% of GDP in 2020, slightly below the 6.5% target included in the Budget Law.

Based on 2016 prices, in 2020, Uruguay’s central government-BPS deficit represented approximately 5.1% of GDP (based on preliminary data), compared to a deficit of 2.8% of GDP in 2019. Excluding transfers to the public social security trust fund estimated at 0.7% of GDP, Uruguay’s central government-BPS deficit stood at 5.8% of GDP in 2020 (based on preliminary data), compared to a deficit of 3.9% of GDP in 2019 (in each case, based on 2016 prices). Primary expenditures from the central government-BPS increased 0.4% in real terms in 2020. Excluding expenses associated with the health emergency, expenditures decreased 2.7% in real terms.

Based on 2016 prices, Uruguay’s central government-BPS revenues represented approximately 27.1% of GDP in 2020, decreasing 0.2 percentage points of GDP compared to 2019. In 2020. total revenues of Central Government-BPS decreased by 6.4% in real terms, mainly as a result of the tax reliefs measures introduced to address the COVID-19 pandemic, as well as the deterioration of the labor market. In particular, real gross tax collection decreased 2.7% in 2020.

Based on 2016 prices, Uruguay’s central government-BPS primary expenditures stood at 29.5% of GDP in 2020, increasing 1.8 percentage points of GDP compared to 2019. The increase was almost entirely associated with the measures introduced to address the COVID-19 pandemic, as investments post a decrease of 0.1% of GDP. In real terms, primary expenditures of the Central Government- BPS increased by 0.4% in 2020. Excluding expenses associated with the health emergency, expenditures decreased by 2.7% in real terms in 2020.

Based on 2005 prices, excluding transfers to the public social security trust fund, Uruguay’s central government-BPS deficit would have represented 6.3% of GDP in 2020, below the 6.6% target included in the Budget Law.

For a description of Banco Central’s periodic re-basing of its real GDP calculations, updating the base year of such calculations from 2005 to 2016, see “—Gross Domestic Product and Structure of the Economy.”

PUBLIC SECTOR DEBT

Central Government Net Borrowing

In 2020, the central government’s accumulated net indebtedness totaled US$3.12 billion, below the legal limit set for the year:

Central Government’s Annual Net Indebtedness

(in millions of US$)

	As of December 31, 2020
Gross Indebtedness	US$	5,887
Disbursements from Multilaterals and Financial Institutions		1,280
Total Issuance of Market Debt		4,607
Amortizations of Market Debt and Loans		2,194
Market Debt		2,113
Loans from Multilaterals and Financial Institutions		81
Change in Financial Assets		573
Treasury Liquid Assets		369
Other Financial Assets		204
Net Indebtedness		3,120

Source: Ministry of Economy and Finance.

Central Government debt

The following table sets forth information regarding the central government indebtedness outstanding as of the dates indicated:

Central Government Debt

(in millions of US$, except as otherwise indicated)

	As of December 31, 2020		As of March 31 2021
Gross Debt	US$	32,879	US$	33,019
Of which
(% in foreign currency)		54.5%		54.3%
(% in local currency)		45.5%		45.7%
Of which
Nominal		5.6%		5.4%
CPI-linked		31.3%		31.4%
Wage-linked		8.6%		8.9%
Average maturity (in years)		13.5		13.2
Net Debt	US$	30,256	US$	30,987

Source: Ministry of Economy and Finance.

As of April 30, 2021 the central government’s debt service obligations (principal payments and interest expenses) for the following 12 months stood at approximately US$2.9 billion.

The following table reflects the central government’s uses and sources of funds for 2020 and budgeted for 2021.

Central Government Financing Needs and Funding Sources

(in millions of US$)

	2020		Budgeted for 2021
Financing Needs	US$	5,941	US$	4,468
Primary Deficit(1)		1,646		1,030
Interest Payments(2)		1,528		1,534
Amortizations of Bonds and Loans(3)		2,194		1,514
Accumulation of Financial Assets		573		390
Funding Sources		5,941		4,468
Disbursements from Multilaterals and Financials Institutions		1,280		600
Total Issuance of Market Debt(4)		4,607		3,860
Others (net)(5)		54		8

(1)	Excludes transfers to the Social Security Trust Fund.
(2)	Includes interest payments to the Social Security Trust Fund on its holdings of central government debt
(3)	For 2020, includes bonds redeemed through domestic and international liability management operations.
(4)	Includes bonds issued domestically and in international markets.
(5)	Includes exchange rate and market price valuation effects.

Source: Ministry of Economy and Finance.

As of April 30, 2021, credit lines available to Uruguay’s central government from World Bank, CAF and FLAR (Latin American Reserve Fund), grant Uruguay access to contingency financing of approximately US$1.7 billion. As of the date of this amendment to the Annual Report, Uruguay also has available other credit lines with the IADB and CAF for approximately US$700 million.

In June 2020, Uruguay completed a series global placements in connection with liability management transactions, including the issuance of Ps.68.5 billion (approximately US$1.6 billion) 3.875% CPI-linked Bonds due 2040, payable in U.S. dollars, and of US$400 million 4.375% bonds due 2031. US$500 million of the cash proceeds from the offers were used to redeem CPI-linked Bonds maturing in 2027 and 2028.

Between January 1 and December 31, 2020, the central government issued peso-denominated treasury notes in the domestic market (linked to both the nominal wage index and CPI-linked) for a total principal amount equivalent to US$2.6 billion. These notes include the equivalent of US$949.2 million peso-denominated treasury notes issued under a joint liability management transaction with Banco Central executed in January 2020.

Between January 1 and April 30, 2021, the central government issued peso-denominated treasury notes in the domestic market (linked to both the nominal wage index and CPI-linked) for a total principal amount equivalent to US$626 million.

Total Public Sector Debt

The gross public sector debt (which includes direct debt of the central government as well as Banco Central bills and debt of public enterprises and local governments), totaled US$39.9 billion as of December 31, 2020, compared to US$37.2 billion as of December 31, 2019.

As of December 31, 2020, 53.5% of the total gross public sector debt was denominated in foreign currencies and 46.5% in Uruguayan pesos, compared to 50.3% and 49.7%, respectively, as of December 31, 2019.

Public Sector External Debt

The following table sets forth the total public sector external debt, net of international reserve assets and certain other assets of Banco Central, as of December 31, 2020.

Total Public Sector External Debt, Net of International Reserve Assets

(in millions of US$)

	As of December 31, 2020(1)
Total gross public sector external debt	US$	21,291
Less external assets:
Non-financial public sector		202
Banco Central(2)		17,425
Of which:
Banco Central international reserve assets(3)		16,217
Other assets		1,208
Total public sector external debt, net of assets	US$	3,663

(1)	Preliminary data.
(2)	Totals may differ due to rounding
(3)	Gold valued at London market priced as of December 31, 2020.

Source: Banco Central

The following table sets forth information regarding Uruguay’s central government liquid assets and credit lines available as of the dates indicated.

Liquid Assets and Available Credit Lines

(in millions of US$)

	As of December 31, 2020(1)		As of March 31, 2021(1)
Total Financial Assets	US$	2,624	US$	2,032
Of which
Liquid Assets(2)		1,582		995

Credit lines with multilateral organizations		1,415		1,695

(1)	Preliminary data.
(2)	Financial assets of the central government that are not otherwise committed to a specific application.